EXHIBIT 99.1

FILED VIA EDGAR

February 13, 2009

Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC  20549

RE:	Joint Insured Fidelity Bond for Investment Companies – SEC Rule 17g-1 MassMutual Corporate Investors (File No. 811-02183)

Sir or Madam:

Pursuant to SEC Rule 17g-1(g) (1) (B) under the Investment Company Act of 1940, as amended (the “1940 Act”), enclosed herewith for filing on behalf of MassMutual Corporate Investors (the “Trust”) are the following:

1)
Copy of the Investment Company Blanket Bond (Bond No. 94-555-74-04) issued by National Union Fire Insurance Company of Pittsburgh, PA, a member of the American International Group (the “Bond”), effective November 4, 2008 and delivered to the Trust on January 30, 2009;

2)
Certified copy of the resolutions dated November 5, 2008 of the Trust’s Board of Trustees, including a majority of the Trustees who are not “interested persons” (as defined by the 1940 Act) of the Trust, approving the amount, type, form and coverage of the Bond and the portion of the premium to be paid by the Trust; and

3)	Copy of the agreement effective November 4, 2008 between the Trust and MassMutual Participation Investors entered into pursuant to paragraph (f) of Rule 17g-1.

The Trust would have provided and maintained a single bond in the amount of $750,000, if it was not named as an insured under a joint insured bond.  Premiums on the Bond were paid through November 4, 2009, the expiration date of the Bond.

Very truly yours,

/s/ Janice M. Bishop

Janice M. Bishop
Associate Secretary

Exhibits